UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 4, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SCANA Corporation
File No. 1-08809 - CF#26745

South Carolina Electric & Gas Company
File No. 1-03375- CF#26745

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SCANA Corporation and South Carolina Electric & Gas Company submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on May 3, 2011, as amended.

Based on representations by SCANA Corporation and South Carolina Electric & Gas Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.01   through May 3, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel